FILED BY DIAMOND FOODS, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: DIAMOND WALNUT GROWERS, INC.
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-123574

     A copy of a slide presentation to be used in meetings with certain members of Diamond Walnut Growers, Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

     The proposed conversion will be submitted to members of Diamond Growers for their consideration, and Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Diamond Growers are urged to read the registration statement and the accompanying documents. These documents contain important information about the conversion and are available for free on the SEC web site at www.sec.gov.

     The material in this filing contains forward-looking statements, including statements regarding the proposed conversion, initial public offering and use of proceeds therefrom and the benefits of the conversion, including our ability to grow, access other financial resources, strengthen our financial position and build stockholder value. These statements contain projections of our results of operations or financial condition or other forward-looking information. These statements involve risks and uncertainties that could cause our actual results to differ materially from our expectations in this filing. For example, the conversion requires approval by the members of Diamond Growers and is subject to the satisfaction of other conditions, including the completion of the initial public offering by Diamond Foods, Inc. Other risks to our completion of the conversion include market conditions for corporate equity securities generally, for the securities of nut and other food and snack companies and for the common stock being offered by Diamond Foods, Inc., in particular. In addition, in its sole discretion, the Board of Directors may amend the plan of conversion or terminate or withdraw the plan of conversion or the initial public offering at any time. There can be no assurances that the conversion and the initial public offering will be completed. When reviewing and considering this filing, you should also keep in mind the risk factors and other cautionary statements contained in our filings made with the Securities and Exchange Commission.

     Any forward-looking statements in this filing are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the current circumstances. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. We do not undertake any special duty to update any forward-looking statements contained in this filing.

Appendix A

Grower Meeting April 2005 April 2005

Diamond Sales FY 99 FY 00 FY 01 FY 02 FY 03 FY 04 185 201 288 282 308 360 $ Millions

Crop Retains FY98 FY99 FY 00 FY 01 FY 02 FY 03 FY 04 16 13.8 11.7 9.7 4.6 0 0 $ Millions

The Need for Change Successful companies evolve when they are healthy. Current business model needs to evolve to succeed in the future. Diamond has historically made changes when the need arose.

Tentative Timeline March 25 Documents filed with SEC April 11-14 Grower/DAC meetings May 25-30 Mail informational materials and grower statements June 10-14 Grower informational meetings June 20 Grower vote

Recommended Actions Convert from a cooperative association to a corporation Conduct an initial public offering

March 25, 2005 Filed registration statements with Securities and Exchange Commission www.sec.gov

Your Board unanimously supports this conversion Creates a liquid form of ownership rights (stock) Current estimate of value of stock for growers is $120 million (at IPO) * * Assuming $15 price per share Increases Diamond's financial strength by securing permanent equity to fund growth and profitability Estimate of new equity is $55 million

Diamond Historical Premium Since CASS began reporting the field price in 1965, Diamond's average annual premium has been 1.56¢ per pound During 11 of those 39 years, Diamond earned a return that was an average of 3.5¢ per pound less than the field price.

If the conversion is approved: Growers will receive: potential for annual dividends market-based price for walnuts stock and/or cash

Walnut Marketing Agreement Walnut contract with Diamond will retain most of the provisions of the current marketing agreement Growers can continue remaining term of current contract period Growers can also obtain a 3, 5, or 10 year extension Growers will receive stock even if they choose not to sell walnuts to Diamond after the conversion

Allocation of Shares in Diamond Foods, Inc. Based on: Your two highest value crop years out of the last six

Value of Stock to Growers Estimated average value per pound 2 42 cents/lb. Estimated average value per acre 2 $1,200/acre Estimated average value per ton 2 $845/ton 1 Assumes $15.00 price per share 2 Based on 2004 crop Estimated value for growers 1 $120,000,000

Example: 100 Acre Grower 1999 $170,000 2000 $180,000 2001 $175,000 2002 $190,000 2003 $135,000 2004 $210,000 Crop Value: * Assumes grower elects to receive all stock and no cash, and share price is $15.00 Highest two years: $400,000 Total highest two years of all members: $397,849,206 Grower equity = $400,000 / $397,849,206 = 0.101% Maximum shares (8,060,207) x grower equity (.00101) = 8,104 Value of grower's 8,104 shares* = $121,557

Informational Material You will receive a packet containing: Disclosure statement-prospectus Statement of property interest report A ballot to vote on conversion A form on which you may elect to receive cash instead of stock

Diamond Information Line 1 877-558-7100

It's Your Choice

Grower Meeting April 2005 April 2005